SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                            For the month of May, 2004

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)

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For immediate release 19 May 2004

Recapitalisation of Cognis

SVG Capital has been advised by Permira and Schroder Ventures Life Sciences of the recapitalisation of one of their portfolio companies, Cognis, returning approximately 58% of the cost (in local currency) of the investment to investors.

The net value of this recapitalisation for SVG Capital will be approximately GBP19.1 million, of which SVG Capital expects to receive approximately GBP18.1 million, with the remainder being held within P123 for reinvestment in Permira Europe III.

Following this recapitalisation, funds advised by Permira and Schroder Ventures Life Sciences will continue to own the same proportion of Cognis' ordinary equity as before. SVG Capital's holding in Cognis will be valued in accordance with BVCA guidelines at 30 June 2004.

Cognis is a worldwide supplier of innovative specialty chemicals and nutritional ingredients, employing 8,500 people with production sites and service centres in almost 30 countries.

For further information, please contact:

SVG Advisers Limited
Alice Todhunter                                          020 7010 8925

Weber Shandwick Square Mile
Peter Corbin /Nick Dibden                                020 7067 0700



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                                                         SCHEDULE 11

         NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

SVG Capital plc

2. Name of director

Nicholas Ferguson

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director only

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

BBHISL Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Director only

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Market purchase

7. Number of shares / amount of stock acquired

54,328 Ordinary Shares

49,672 Ordinary Shares

8. Percentage of issued class

0.048%

0.044%

9. Number of shares/amount of stock disposed

-

10. Percentage of issued class

-

11. Class of security

Ordinary Shares

12. Price per share

484p

487p

13. Date of transaction

19 May 2004 and 20 May 2004

14. Date company informed

21 May 2004

15. Total holding following this notification

337,279 ordinary shares (beneficial)

27,900 ordinary shares (non-beneficial)

GBP100,000 Convertible Bonds due 2011

GBP500,000 Convertible Bonds due 2013

16. Total percentage holding of issued class following this notification

0.299%

0.025%

0.25%

1.25%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

-

18. Period during which or date on which exercisable

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved: class, number

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise



22. Total number of shares or debentures over which options held following this notification



23. Any additional information



24. Name of contact and telephone number for queries

John Spedding - 020 7658 3206

25. Name and signature of authorised company official responsible for making this notification

John Spedding

Date of Notification

24 May 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



           SCHRODER VENTURES INTERNATIONAL INVESTMENT TRUST PLC




Date:    24 May 2004

                               By:/s/John Spedding
                                     John Spedding
                                     Company Secretary
                                     For and on behalf of Schroder Investment
                                     Management Limited, Secretaries